EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

November 6, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AI Transportation Acquisition Corp (the “Company”)
Registration Statement on Form S-1, as amended (“Registration Statement”)
(File No. 333-270558)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, hereby joins in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, November 7, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, acting as representative of the several underwriters, distributed as many copies of the Preliminary Prospectus, dated September 29, 2023, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

EF Hutton,

division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal